UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission File Number 0-22462

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GIBRALTAR 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GIBRALTAR INDUSTRIES, INC.

3556 Lake Shore Road

P.O. Box 2028

Buffalo, New York 14219-0228

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GIBRALTAR 401(k) PLAN

(Name of Plan)

Date: June 27, 2012	/s/ Timothy F. Murphy
Member, Gibraltar 401(k) Plan Committee

Gibraltar 401(k) Plan

Gibraltar 401(k) Plan

Financial Statements and

Supplemental Schedule

December 31, 2011 and 2010

Gibraltar 401(k) Plan

Index

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-13

Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	14

Exhibit
Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the Gibraltar 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Gibraltar 401(k) Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Gibraltar 401(k) Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2011 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ FREED MAXICK, CPAs, P.C.

(Formerly known as Freed Maxick and Battaglia CPAs, PC)

Buffalo, New York

June 27, 2012

Gibraltar 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	December 31,
	2011	2010
Assets
Investments at fair value:
Shares of registered investment companies	$53,438,667	$57,741,690
Common collective trusts	2,105,564	2,529,174
Employer securities	1,375,851	1,519,847
Cash equivalents	8,913,082	11,520,263

	65,833,164	73,310,974

Receivables:
Notes receivable from participants	3,195,754	3,426,635
Employer contributions receivable	365,945	367,998

	3,561,699	3,794,633

Net assets available for benefits at fair value	69,394,863	77,105,607
Adjustment from fair value to contract value for interest in collective trusts relating to fully benefit-responsive investment contract	(51,931)	(20,565)

Net assets available for benefits	$69,342,932	$77,085,042

The accompanying notes are an integral part of these financial statements.

Gibraltar 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2011 and 2010

	Year Ended December 31,
	2011	2010
Additions:
Participant contributions	$3,583,571	$3,445,839
Employer contributions	2,376,007	1,215,841
Net (depreciation) appreciation in fair value of investments	(1,834,580)	6,801,792
Interest and dividends	1,338,004	1,317,860

Total additions	5,463,002	12,781,332
Deductions:
Benefits paid to participants	(13,174,172)	(15,101,048)
Plan expenses	(30,940)	(30,724)

Total deductions	(13,205,112)	(15,131,772)

Net decrease	(7,742,110)	(2,350,440)
Net assets available for benefits:
Beginning of year	77,085,042	79,435,482

End of year	$69,342,932	$77,085,042

The accompanying notes are an integral part of these financial statements.

Gibraltar 401(k) Plan

Notes to Financial Statements

1.	DESCRIPTION OF PLAN

The following is a brief description of the Gibraltar 401(k) Plan (the Plan) and is provided for general information purposes only. The Gibraltar 401(k) Plan was amended and restated effective as of January 1, 2011. Participants should refer to the Plan Document and Summary Plan Description for more complete information.

General

The Plan is a defined contribution plan as permitted under Section 401(k) of the Internal Revenue Code. The Plan is sponsored by Gibraltar Steel Corporation of New York (the Company), a subsidiary of Gibraltar Industries, Inc., for the benefit of eligible employees of the Company and its subsidiaries. The Company is the Plan Administrator, through the Gibraltar 401(k) Plan Committee. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended.

Eligibility

All employees of the Company, those affiliates of the Company which have adopted the Gibraltar 401(k) Plan, and employees subject to a collective bargaining agreement that provides for coverage under the Plan, are eligible to participate in the Plan following the completion of six months of participation service.

Participant Contributions

Participants may contribute up to 100% of their annual compensation, not to exceed the ceiling imposed by the Internal Revenue Service of $16,500 for 2011 and 2010, as prescribed by the Plan Agreement. If a participant is age 50 or over, the ceiling increased to $22,000 for 2011 and 2010.

Employer Contribution

The Plan was amended in 2009 for the Company to increase its match to 100% of the first 3% of the participants’ elective deferrals and 50% of the following 2% of the participants’ elective deferrals at the time of salary reduction. Subsequently, the Plan was amended to suspend employer contributions matching participants’ elective deferrals effective April 18, 2009. On August 18, 2010, the Company’s Board of Directors adopted a resolution to reinstate its matching contribution to the levels described above effective the first pay date following September 1, 2010.

Gibraltar 401(k) Plan

Notes to Financial Statements

Administration

On October 1, 2004, the Plan’s Administrator named Fidelity Management Trust Company as Plan Trustee and record keeper. Fidelity Management Trust Company also served as the custodian of the Plan’s assets for the years ended December 31, 2011 and 2010. The Administrator of the Plan may specify whether the investments of the Trust Fund shall be managed in whole or in part by the Trustee, one or more investment managers, the Administrator, or the participants as provided for by the Trust Agreement.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate, amend, or modify the Plan at any time subject to the provisions of ERISA.

Participant Accounts

Separate accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures

Salary reduction contributions and the earnings thereon are at all times fully vested and non-forfeitable. All active participants are 100% vested in employer contributions.

Benefit Payments

Upon retirement, termination of employment, death or disability, participants or their beneficiaries may elect to receive their account balances in a single sum.

Notes Receivable from Participants

Participants may borrow against their vested account balance subject to the provisions specified in the Plan agreement. Notes receivable shall not exceed five years, except for a maximum of ten years for the purchase of a primary residence. The notes receivable are secured by the vested balance in the participant’s account and bear interest at the prime rate plus 1%. Principal and interest are required to be repaid in equal installments over the term of the receivable. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest at December 31, 2011 and 2010. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Plan Expenses

All of the costs of administration of the Plan and Trust are paid by the Company or the Participants. Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by the investment funds are borne by the participant. Origination fees for each loan are also borne by the participant.

Gibraltar 401(k) Plan

Notes to Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through one collective trust. As a result, the Statements of Net Assets Available for Benefits present the fair value of the investments in collective trusts as well as the adjustment of the investment in the collective trusts from fair value to contract value relating to the fully benefit-responsive investment contracts. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investments and Income Recognition

Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis.

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of the fair value measurements used to value the Plan’s investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) included the Plan’s gains and losses on investments bought and sold as well as held during the year.

Gibraltar 401(k) Plan

Notes to Financial Statements

The net appreciation (depreciation) in fair value of investments presented in the statements of changes in net assets available for benefits consists of the realized losses or gains and the unrealized appreciation or depreciation on those investments. During 2011 and 2010, the Plan’s investments appreciated or (depreciated) in fair value as determined by quoted market prices as follows:

	Year Ended December 31,
	2011	2010
Shares of registered investment companies	$(1,866,332)	$7,060,839
Common collective trust	—	6,103
Employer securities	31,752	(265,150)

Total	$(1,834,580)	$6,801,792

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	2011		2010
Fidelity Contrafund	$10,381,507		$11,470,988
Fidelity Retirement Money Market	8,628,604		10,607,057
Pimco Total Return Fund Institutional Class	4,208,915		4,382,942
Fidelity Freedom Fund 2020	4,124,307		3,892,074
Harbor International Fund	3,876,225		4,846,646
Loomis Sayles Small Cap Value Fund Class I	3,693,630		4,263,059
Munder Mid-Cap Core Growth Fund Class Y	3,455,577	*	3,946,476

* Presented for comparative purposes only

Benefits

Benefits are recorded when paid.

Gibraltar 401(k) Plan

Notes to Financial Statements

Recently Issued Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (Update) 2010-06, “Improving Disclosures About Fair Value Measurements.” Topic 820 of the Accounting Standards Codification (ASC) requires new disclosures about transfers into and out of Levels 1 and 2 of the fair value hierarchy and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for periods beginning after December 15, 2010. Disclosures required under Updated 2010-06 are included in the notes to the Plan’s financial statements for the years ended December 31, 2011 and 2010. Other than requiring additional disclosures, the adoption of this update did not have a material impact on the Plan’s financial statements.

In May 2011, the FASB issued Update 2011-04, “Fair Value Measurement”. The Update established common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. generally accepted accounting principles and International Financial Reporting Standards. The amendments in this Update are to be applied prospectively during annual periods beginning after December 31, 2011 for the Plan. Other than requiring additional disclosures, the adoption of this Update will not have a material impact on the Plan’s financial statements.

Gibraltar 401(k) Plan

Notes to Financial Statements

3.	FAIR VALUE MEASUREMENTS

FASB ASC Topic 820, “Fair Value Measurements and Disclosures,” defines fair value and establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices to similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation techniques used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Shares of Registered Investment Companies

These investments are valued at the net asset value of shares held by the registered investment companies at year-end. The investments are measured at fair value using quoted prices for identical assets, which are readily available Level 1 inputs.

Common Collective Trusts

These investments are comprised of fully benefit-responsive investment contracts valued based on the net asset value (NAV) of units held by the Plan at year-end. Although the common collective trusts are not available in an active market, the NAV of the units are approximated based on the quoted prices of the underlying investments that are traded in an active market. As a result, the inputs used to determine the fair value of the common collective trusts are classified as Level 2 inputs.

The common collective trusts have no unfunded commitments related to any of these investments, nor any significant restrictions on redemptions. Participant-directed redemptions can be made on any business day and do not have a redemption notice period. Certain events, such as a change in law, regulation, administrative ruling, or employer-initiated termination of the Plan, may limit the ability of the Plan to transact the common collective trust funds at contract value with the issuer. The Plan’s management does not believe that the occurrence of any such events is probable.

Employer Securities

These investments consist of a fund composed of employer securities valued at the closing price reported on the active market on which the individual securities are traded. As a result, the value of the investment is based on Level 1 inputs.

Gibraltar 401(k) Plan

Notes to Financial Statements

Cash Equivalents

These investments are primarily composed of money market funds. Money market funds are public investment vehicles valued using $1 for the net asset value and are classified within Level 2 of the valuation hierarchy using the income approach.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table provides the assets carried at fair value measured on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Shares of registered investment companies:
Large Cap	$16,247,208	$—	$—	$16,247,208
Mid Cap	5,900,439	—	—	5,900,439
Small Cap	5,298,448	—	—	5,298,448
Bond	6,828,838	—	—	6,828,838
Blended	19,163,734	—	—	19,163,734
Common collective trust	—	2,105,564	—	2,105,564
Employer securities	1,375,851	—	—	1,375,851
Cash equivalents	—	8,913,082	—	8,913,082

Total assets at fair value	$54,814,518	$11,018,646	$—	$65,833,164

The following table provides the assets carried at fair value measured on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Shares of registered investment companies:
Large Cap	$17,781,600	$—	$—	$17,781,600
Mid Cap	6,866,585	—	—	6,866,585
Small Cap	6,272,266	—	—	6,272,266
Bond	7,091,786	—	—	7,091,786
Blended	19,729,453	—	—	19,729,453
Common collective trust	—	2,529,174	—	2,529,174
Employer securities	1,519,847	—	—	1,519,847
Cash equivalents	—	11,520,263	—	11,520,263

Total assets at fair value	$59,261,537	$14,049,437	$—	$73,310,974

Gibraltar 401(k) Plan

Notes to Financial Statements

4.	TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated October 10, 2007 that the Plan and related Trust, are designed in accordance with the Internal Revenue Code (the Code). Although the Plan has been amended and restated since receiving the determination letter, the Administrator believes that the Plan has been designed and is currently being operated in compliance with the applicable requirements of the Code and therefore believes that the Plan is qualified and the related Trust is tax-exempt. The Plan has filed an application for a new determination letter which is currently being reviewed by the IRS.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken uncertain tax positions that more likely than not would not be sustained upon examination by the IRS. The Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS. The IRS is currently examining the Plan’s 2010 tax return. The Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

5.	PARTIES IN INTEREST

At December 31, 2011 and 2010, certain Plan investments are shares of registered investment companies managed by Fidelity Management Trust Company, and therefore these transactions qualify as party-in-interest transactions. The Plan also allows participants to elect to invest in the common stock of Gibraltar Industries, Inc. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Investment income from parties-in-interest and interest from participant loans amounted to $9,611 and $4,446,992 for the years ended December 31, 2011 and 2010, respectively. Fees paid by the Plan for loan processing fees amounted to $30,940 and $30,724 for the years ended December 31, 2011 and 2010, respectively.

Gibraltar 401(k) Plan

Notes to Financial Statements

6.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefit per the financial statements to the Form 5500:

	December 31,
	2011	2010
Net assets available for plan benefits per the financial statements	$69,342,932	$77,085,042
Differences in:
Investments	3,195,754	3,426,635
Notes receivable from participants	(3,195,754)	(3,426,635)
Adjustment from fair value to contact value for fully benefit responsive investment contract	51,931	20,565

Net assets available for plan benefits per the Form 5500	$69,394,863	$77,105,607

The following is a reconciliation of the net increase or decrease in net assets available for plan benefits per the financial statements to the Form 5500:

	Year Ended December 31,
	2011	2010
Net decrease in net assets available for plan benefits per the financial statements	$(7,742,110)	$(2,350,440)
Prior year adjustment from fair value to contract value for fully benefit responsive investment contract	(20,565)	51,768
Current year adjustment from fair value to contract value for fully benefit responsive investment contract	51,931	20,565

Net decrease in net assets available for plan benefits per the Form 5500	$(7,710,744)	$(2,278,107)

Gibraltar 401(k) Plan

Notes to Financial Statements

7.	SUBSEQUENT EVENT

On January 1, 2012, the Plan was amended to allow employees of The D.S. Brown Company (D.S. Brown) and Pacific Award Metals, Inc. (Award Metals) to participate in the Plan. These businesses were acquired by the Company during 2011.

Subsequently, the D.S Brown 401(k) Plan was merged into the Plan. As a result of this merger, net assets with a fair market value of $12,561,489 were transferred into the plan on January 3, 2012.

In addition, the Pacific Award Metals Inc. merged their two 401(k) Plans into the Plan. As a result, net assets with fair market values of $547,393 and $6,098,573, respectively, were transferred into the plan on January 4, 2012.

Gibraltar 401(k) Plan

EIN 16-0991536

Plan #007

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of Issuer and Description of Investments	Fair Value
American Beacon Small Cap Value Fund Institutional Class	$423,271
Fidelity Brokerage Link*	1,682,465
Fidelity Contrafund*	10,381,507
Fidelity Freedom Fund 2000*	83,836
Fidelity Freedom Fund 2005*	134,092
Fidelity Freedom Fund 2010*	576,724
Fidelity Freedom Fund 2015*	795,133
Fidelity Freedom Fund 2020*	4,124,307
Fidelity Freedom Fund 2025*	1,057,838
Fidelity Freedom Fund 2030*	1,989,957
Fidelity Freedom Fund 2035*	869,770
Fidelity Freedom Fund 2040*	727,239
Fidelity Freedom Fund 2045*	170,346
Fidelity Freedom Fund 2050*	134,258
Fidelity Freedom Income Fund*	123,087
Fidelity Leveraged Company Stock*	1,502,385
Fidelity Retirement Money Market*	8,628,604
Fidelity Spartan 500 Index Fund*	2,956,419
Fidelity Strategic Income Fund*	66,599
Fidelity U.S. Bond Index Fund*	2,553,324
Harbor International Fund	3,876,225
Janus Perkins Mid Cap Value Fund Class T	942,477
Loomis Sayles Small Cap Value Fund Class I	3,693,630
Marshall Small Cap Growth Fund Class Y	1,181,547
Munder Mid-Cap Core Growth Fund Class Y	3,455,577
Oakmark Equity and Income Fund	1,897,529
Pimco Total Return Fund Institutional Class	4,208,915
T. Rowe Price Equity Income Fund Advisor Class	2,909,282
Virtus Real Estate Securities Class A	1,205,406

Registered Investment Companies and Cash Equivalents Total	62,351,749
Common Collective Trust:
Fidelity Managed Income Portfolio*	2,105,564
Employer Securities:
Gibraltar Stock*	1,375,851
Notes Receivable from Participants:
Participant Loans (Interest rates are fixed at prime plus 1% and currently range from 4.25% to 11.50%)*	3,195,754

$69,028,918

*	Indicates Parties in Interest to the Plan.